

October 6, 2011

Via E-mail
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
955 Hartman Run Road
Morgantown, WV 26507

> **Re:** **Protea Biosciences Group, Inc.**
> **Current Report on Form 8-K**
> **Filed September 9, 2011**
> **File No. 000-51474**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business

General

1. Please revise your disclosure to provide the material terms of your agreements with West Virginia University, Johns Hopkins University, George Washington University, and Laboratoires Mayoly Spindler SAS, as discussed on pages 7-8 of your Form 8-K. In particular, please disclose the following information, as applicable:

    • License Fees;
    • Percentage royalty payments that you are contractually obligated to make to your counterparties;
    • Percentage royalty payments for sublicenses;
    • Aggregate potential milestone payments;

- Termination provisions; and
- Duration of the agreement.

To the extent that the duration of the agreement is based on the expiration of an underlying patent, please disclose the estimated expiration date of the patent, if available.

Technology and Intellectual Property, page 6

2. Please revise your disclosure to state when each patent relating to the LAESI technology is scheduled to expire.

Research and Development, page 8

3. You have qualitatively disclosed the nature, objective, and current status of each of your various product candidates being developed. Please revise your disclosure to addresses the following for each of your material product candidates:

- The costs incurred during each period presented and to date;
- The nature of efforts and steps necessary to complete the project;
- The risks and uncertainties associated with completing development;
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
- Your estimate of the date of completion of any future milestone such as completion of a development phase or initiation of marketing or date of product launch.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

4. You state in your June 30, 2011 Notes to Financial Statements that "(w)hile the Company believes that it will be successful in obtaining the necessary financing to fund its operations, they have no committed sources of funding and are not assured that additional funding will be available to them." Please expand your discussion here to include the following topics:

- Provide an update to your current cash position and potential sources of funds as you have with other items in this Form 8-K.
- Discuss your monthly cash usage rate and estimate when you will run out of cash assuming no sources are found in the near future.
- Describe management's contingency plans to conserve cash until new sources are found.

- Update your current status with the $3 million credit facility loan with Centra Bank that is "due on demand."

Item 5. Directors and Executive Officers, page 16

5. Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills that led the board to determine that each of your directors should serve as a director of the company. Please note that this disclosure should be provided for each director on an individual basis. See Item 401(e) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 20

6. We note that in Note 4 to your Consolidated Financial Statements you disclose that you received loans of $500,000 and $250,000 in December 2010 and March 2011 from at least one board member, which were later exchanged for convertible debentures. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K with regard to these transactions.

Item 4.01 Changes in Registrant's Certifying Accountants, page 22

7. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. Please refer to Item 601(b)(16) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits, page 23

8. We note that your Joint Research and Development Agreement with Laboratories Mayoly Spindler SAS filed as Exhibit 10.17 includes references to seven separate appendices. However, it does not appear that these appendices have been included with your filed exhibit. Please file a complete copy of Joint Research and Development Agreement including all appendices, exhibits, and schedules thereto.

9. We note your reference in Note 5 to your Consolidated Financial Statements to certain long-term debt in the form of a note payable to the West Virginia Development Office for $685,000 and three convertible notes payable to the West Virginia Jobs Investment Trust Board for a total of $1,550,000. Please file each of these promissory notes as exhibits to Form 8-K as required under Item 601(b)(4) of Regulation S-K or provide us with an analysis as to why they are not required to be filed.

Unaudited Interim Consolidated Financial Statements For The Periods Ended June 30, 2011

General

10. Starting on page 1 of these financial statements, please revise all pages to mark every page or column as "unaudited".

Financial Statements for the Years ended December 31, 2010

Report of Independent Registered Public Accounting Firm

11. Under your Note to Financial Statements No. 1, you have the caption "Going Concern and Plan of Operations." There you discuss your company's recurring losses, deficit shareholders' equity and working capital and lack of a source of funds. In light of this disclosure, please tell us why your auditors' report did not contain a going concern paragraph.

Pro forma Consolidated Financial Statements

12. Please include pro forma adjustments to show the conversion of the Series A Convertible Debentures to shares of common stock along with the related income statements effects.

13. Please revise the pro forma Consolidated Statements of Operations to present basic and diluted per share data. Also present the number of shares used to compute per share data.

14. Revise your notes to the pro forma financial statements to discuss what, if any, consideration was received by the shareholders' of SRKP 5 in return for their surrendering their shares of stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: David N. Feldman, Esq.
        Richardson & Patel LLP
        750 Third Avenue, 9th Floor
        New York, NY 10017